October 28, 2021	White & Case LLP
1221 Avenue of the Americas
VIA EDGAR	New York, NY 10020-1095
T +1 212 819 8200
United States Securities and Exchange Commission
Division of Corporation Finance	whitecase.com
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Todd Schiffman

Re:	LAMF Global Ventures Corp. I
Registration Statement on Form S-1
Filed October 1, 2021
File No. 333- 259998

Dear Mr. Schiffman:

On behalf of our client, LAMF Global Ventures Corp. I (the “Company”), we are writing to submit the Company’s response to the oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received telephonically on October 12, 2021, relating to the Company’s Registration Statement on Form S-1 (File No. 333- 259998) filed on October 1, 2021 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement

Our Business Strategy, page 10

1.

Reference is made to the final sentence of the second paragraph. Please affirmatively disclose whether or not your reference to Asia includes Hong Kong and China. We may have further comments based on your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 100.

* * *

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
T +1 212 819 8200

whitecase.com

Please do not hesitate to contact Daniel Nussen of White & Case LLP at (213) 620-7796 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Daniel Nussen, White & Case LLP Jeffrey Soros, LAMF Global Ventures Corp. I